Exhibit 12.1
Regency Energy Partners LP
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratio amounts)
(Unaudited)

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from Acquisition (May 26, 2010) to December 31, 2010	Period from January 1, 2010 to May 25, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Fixed Charges:
Interest expense, net	$122	$103	$48	$35	$78	$63
Capitalized interest	1	1	1	1	2	3
Interest charges included in rental expense (a)	2	2	1	—	1	—
Distribution to the Series A Preferred Units	8	8	4	2	4	—
Accretion of the Series A Preferred Units	2	—	—	—	—	—
Total fixed charges (b)	$135	$114	$54	$38	$85	$66
Earnings:
Income (loss) from continuing operations before income taxes	$49	$74	$(4)	$(5)	$142	$87
Less:
Income from unconsolidated affiliates	114	120	54	16	8	—
Capitalized interest	1	1	1	1	2	3
Noncontrolling interests	2	2	—	—	—	—
Add:
Distributed income from unconsolidated affiliates	121	119	57	12	8	—
Fixed charges	135	114	54	38	85	66
Amortization of capitalized interest	—	1	—	1	—	—
Total earnings available for fixed charges (c)	$188	$185	$52	$29	$225	$150
Ratio of earnings to fixed charges (c)/(b) (1)	1.39	1.63	—	—	2.66	2.29
(1) Earnings were insufficient to cover fixed charges by:	$—	$—	$2	$9	$—	$—
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(a)    Amount approximates reasonable interest expense included within operating lease payments.